Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The following management’s discussion and analysis should be read in conjunction with our interim unaudited consolidated financial statements and the notes thereto included as Exhibit 99.1 to this Form 6-K. All amounts are expressed thousands of U.S. Dollars except for share and per share data and except as otherwise stated. For additional information relating to our management’s discussion and analysis of financial condition and results of operations, please see our Annual Report on Form 20-F for the year ended December 31, 2008 filed with the Commission on April 15, 2009.
     The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements as defined in Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). These forward-looking statements include information about our possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.
     Forward-looking statements include statements regarding:
     • our future operating or financial results;
     • our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities;
     • our ability to pay dividends in the future;
     • drybulk shipping industry trends, including charter rates and factors affecting vessel supply and demand;
     • future, pending or recent acquisitions, business strategy, areas of possible expansion, and expected capital spending or operating expenses;
     • the useful lives and value of our vessels;
     • greater than anticipated levels of drybulk vessel newbuilding orders or lower than anticipated rates of drybulk vessel scrapping;
     • changes in the cost of other modes of bulk commodity transportation;
     • availability of crew, number of off-hire days, dry-docking requirements and insurance costs;
     • changes in the condition of the Company’s vessels or applicable maintenance or regulatory standards (which may affect, among other things, our anticipated dry-docking costs);
     • our ability to leverage to our advantage our manager’s relationships and reputations in the drybulk shipping industry;
     • changes in seaborne and other transportation patterns;
     • changes in governmental rules and regulations or actions taken by regulatory authorities;

     • potential liability from future litigation and incidents involving our vessels;
     • global and regional political conditions;
     • acts of terrorism and other hostilities; and
     • other factors discussed in the section titled “Risk Factors” in our Annual Report on Form 20-F as filed with the U.S. Securities and Exchange Commission.
     We undertake no obligation to publicly update or revise any forward-looking statements contained in this report, or the documents to which we refer you in this report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances on which any statement is based.
     FreeSeas Inc. is a Republic of the Marshall Islands company that is referred to in this Management’s Discussion and Analysis of Financial Condition and Results of Operations, together with its subsidiaries, as “FreeSeas Inc.,” “FreeSeas,” “the Company,” “the Group,” “we,” “us,” or “our.”
General
     We are a shipping company that currently operates nine vessels in the dry bulk shipping market through our wholly owned subsidiaries. We were formed on April 23, 2004, under the name “Adventure Holdings S.A.” pursuant to the laws of the Republic of the Marshall Islands, to serve as the parent holding company of the ship-owning entities. On April 27, 2005, we changed our name to “FreeSeas Inc.”
     On December 15, 2005, we completed a merger with Trinity Partners Acquisition Company Inc., a blank check corporation organized under the laws of the State of Delaware. Under the terms of the merger, we were the surviving corporation. Each outstanding share of Trinity’s common stock and Class B common stock was converted into the right to receive an equal number of shares of our common stock, and each Trinity Class W warrant and Class Z warrant was converted into the right to receive an equal number of our Class W warrants and Class Z warrants.
     Our common stock, Class W warrants and Class Z warrants began trading on the NASDAQ Capital Market on December 16, 2005 under the trading symbols FREE, FREEW and FREEZ, respectively. As a result of the merger, Trinity’s former securities, including the Trinity Class A Units and the Class B Units, ceased trading on the OTC Bulletin Board. Our common stock, Class W warrants and Class Z warrants currently trade on the NASDAQ Global Market.
     The operations of our vessels are managed by Free Bulkers, S.A. (“Free Bulkers”), an affiliated Marshall Islands corporation. Free Bulkers provides us with a wide range of shipping services. These services include, at a monthly fee per vessel, the required technical management, such as managing day-to-day vessel operations including supervising the crewing, supplying, maintaining and dry-docking of vessels. Also for a fee, Free Bulkers covers the commercial management of our fleet, such as identifying suitable vessel charter opportunities. Free Bulkers has entered into a subcontract agreement with Safbulk Pty Ltd. (“Safbulk”), a company controlled by one of our affiliates, for the commercial management of our fleet. In addition, Free Bulkers provides us with all the necessary accounting services and, effective July 1, 2007, all the necessary financial reporting services for a fixed quarterly fee. Commencing October 1, 2008, the services agreement was amended to include the execution and supervision of all of our operations under the guidance of our board of directors and the rental of office space for FreeSeas, for a fixed monthly fee.
     During the three-month period ended March 31, 2009, our fleet consisted of seven Handysize and two Handymax vessels that carried a variety of dry bulk commodities, including coal, iron ore, and grains, or major bulks, as well as bauxite, phosphate, fertilizers and steel products, or minor bulks. During the three-month period ended March 31, 2008, our fleet consisted of five Handysize and one Handymax vessels. During the first quarter ended March 31, 2009, the Group did not acquire any vessels as compared to the same period ended March 31, 2008 when the Group purchased the M/V Free Knight at a cash purchase price of $39,250 and related purchase costs of $400.

     The following table details the vessels owned as of June 1, 2009:

					Purchase	Date of
Vessel Name	Type	Dwt	Employment	Built	Price	Acquisition
M/V Free Destiny	Handysize	25,240	Spot time charter of 2 to 4 months at $4,000 per day through April/June 2009	1982	$7.60 million	August 4, 2004
M/V Free Envoy	Handysize	26,318	Balance of time charter at $20,000 per day through July/August 2009	1984	$9.50 million	September 29, 2004
M/V Free Hero	Handysize	24,318	25-day spot time charter through May 2009 at $13,500 per day	1995	$25.25 million	July 3, 2007
M/V Free Jupiter	Handymax	47,777	Balance of time charter through February 2011 at $32,000 per day for first year, $28,000 per day for second year and $24,000 per day for third year	2002	$47.00 million	September 5, 2007
M/V Free Goddess	Handysize	22,051	Balance of time charter through September 2009 at $8,000 per day plus 50% profit sharing above $10,000 per day, which increases to $10,500 per day on September 15, 2009 through January/February 2010 plus 50% profit sharing above $12,500 per day	1995	$25.20 million	October 30, 2007
M/V Free Knight	Handysize	24,111	45-65 day spot time charter through June 2009 at $7,000 per day	1998	$39.25 million	March 19, 2008
M/V Free Impala	Handysize	24,111	Spot time charter at $6,500 per day through May 2009	1997	$37.50 million	April 2, 2008
M/V Free Lady	Handymax	50,246	Balance of time charter at $51,150 per day through May 2010	2003	$65.20 million	July 7, 2008
M/V Free Maverick	Handysize	23,994	60-70 day spot time charter through August 2009 at $7,500 per day	1998	$39.60 million	September 1, 2008
Recent Developments
Employment and Charter Rates:
     The Baltic Daily Index, or BDI, a daily average of charter rates in 26 shipping routes measured on a time charter and voyage basis and covering dry bulk carriers, fell over 90% from May 2008 through October 2008 and over 70% in October 2008 alone. In December 2008, the BDI reached an all-time low since 1986. By the end of March 2009, however, the BDI had recovered from its all-time low by approximately 300%. The steep decline in charter rates is due to various factors, including the lack of trade financing for purchases of commodities carried by sea, which has resulted in a significant decline in cargo shipments, and the excess supply of iron ore in China, which has resulted in falling iron ore prices and increased stockpiles in Chinese ports.
     As of the date of this filing, we have five vessels trading in the spot market that are currently exposed to the downturn in the dry bulk charter rates. Should dry bulk charter rates continue to decline or remain at their current low level, our charter revenue with respect to these vessels will remain low as well. Most of our vessels have employment in the first quarter and the second quarter of 2009 and, while we expect that charter rates will gradually recover as economic activity improves during the course of the year, those vessels that are redelivered earlier in the year are expected to receive lower charter rates.

     On March 23, 2009, in order to secure cash flow for a longer period, we announced that we agreed to extend the charters on two of our vessels, which had been scheduled to expire over the next few months. The charter on the M/V Free Envoy was extended until July/August 2009 and the rate was reduced to $20,000 per day until the new expiration date. The charter on the M/V Free Goddess was extended until January/February 2010 on the following terms: a lump-sum amount of $500,000 was paid by the charterer on February 15, 2009 as an upfront non-refundable performance guarantee; charter rate of $8,000 per day to September 15, 2009, with an additional 50% profit sharing for any amounts earned by the Company’s charterers in excess of $10,000 per day; and charter rate of $10,500 per day starting September 15, 2009 (until January/February 2010), with an additional 50% profit sharing for amounts earned by the Company’s charterers in excess of $12,500 per day.
     The M/V Free Destiny, the M/V Free Hero, the M/V Free Knight, and the M/V Free Impala are expected to be redelivered to us from their charterers in the second quarter of 2009 and the M/V Free Maverick is expected to be redelivered in the third quarter of 2009.
     Historically high levels of scrapping have been taking place since October 2008 among older vessels as a result of the adverse rate environment, in particular with respect to smaller size Handysize vessels, the segment in which we operate. It may take some time until the elimination of excess tonnage supply manifests itself in the form of higher charter rates.
     A prolonged period of extremely low charter rates may lead owners to face difficulties in meeting their cash flow obligations, and they may seek to find mutual accommodations with charterers in which charterers may pay lower charter rates over a longer period of time. Depending on their overall financial condition, some weaker owners may not be able to service their debt obligations, which may cause them to cease operations or seek protection from creditors.
Dividends on Common Stock:
     Although in 2008 we paid quarterly cash dividends to our shareholders of $0.175 per share in February and May, $0.20 per share in August and $0.075 per share in November, in the first quarter of 2009, our board of directors modified our dividend policy so that we would pay quarterly cash dividends equal to 50% of our distributable cash flow, which is our cash from operations during the previous quarter after expenses and reserves for scheduled dry-dockings, intermediate and special surveys and other purposes, including possible acquisitions, as our board of directors may determine from time to time are required, and after taking into account any other cash needs. In light of the current economic conditions, our board determined that no cash dividend would be paid in February 2009. Further, the waiver we have received from First Business Bank S.A. of Greece (“FBB”) restricts our ability to pay dividends during the waiver period, which ends January 10, 2010. Therefore, there can be no assurances that, if we were to determine to resume paying cash dividends, FBB would provide the required consent. In addition, even if we were to receive consent to the payment of dividends, in light of the current worldwide economic conditions, there can be no assurances that we will be able to resume payment of dividends.
Series A Preferred Shares:
     The Company has entered into a shareholders rights agreement with American Stock Transfer & Trust Company, LLC effective January 14, 2009 and declared a dividend of one purchase right, or a Right, to purchase one one-thousandth of the Company’s Series A Participating Preferred Stock, par value $0.001 per share, for each outstanding share of the Company’s common stock. The dividend was paid on January 23, 2009 to the Company’s shareholders of record on that date. Each Right entitles the registered holder, upon the occurrence of certain events, to purchase from the Company one one-thousandth of a share of Preferred Stock at an exercise price of $18.00, subject to adjustment. The Rights become exercisable under certain circumstances set forth in the shareholders rights agreement.
M/V Free Jupiter Claim:
     On September 21, 2007, the vessel M/V Free Jupiter, ran aground off the coast of the Philippines. We have worked in consultation with insurance brokers and the salvage company, SMIT Singapore PTE Ltd., to address the incident. Operations to re-float the vessel were completed under a Lloyd’s Open Form agreement with the salvage company. This agreement is a standard agreement used internationally for such purposes and imposes obligations on the salvage company to conduct its operations in a manner that will preserve the vessel’s cargo and that will not cause damage to the environment. The vessel was returned to service in February 2008. On February 9, 2009, we entered into an agreement with the salvors and hull and machinery insurers pursuant to which a settlement in the amount of $9,500 has been agreed to as the compensation amount under the Lloyd’s Open Form services in connection with the salvage operation. Of the $9,500 settlement amount, the hull and machinery underwriters have agreed to pay $8,500 (and already disbursed $ 8,310) and the remaining $1,000 balance represents the amount which is expected to be recovered upon completion of the average adjustment and apportionment between insurers. As at March 31, 2009, the outstanding balance of the specific claim receivable amounted to $9,489.

Important Measures for Analyzing Our Results of Operations
     We believe that the important measures for analyzing trends in the results of our operations consist of the following:
     • Ownership days. We define ownership days as the total number of calendar days in a period during which each vessel in the fleet was owned by us. Ownership days are an indicator of the size of the fleet over a period and affect both the amount of revenues earned and the amount of expenses that we incur during that period.
     • Available days. We define available days as the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels are actually capable of generating revenues.
     • Operating days. Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.
     • Fleet utilization. We calculate fleet utilization by dividing the number of operating days during a period by the number of ownership days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for any reason including scheduled repairs, vessel upgrades, dry-dockings or special or intermediate surveys.
     • Off-hire. The period a vessel is unable to perform the services for which it is required under a charter. Off-hire periods typically include days spent undergoing repairs and dry-docking, whether or not scheduled.
     • Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses. The vessel owner pays the vessel operating expenses, which include crew wages, insurance, technical maintenance costs, spares, stores and supplies and commissions on gross voyage revenues. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.
     • Voyage charter. A voyage charter is an agreement to charter the vessel for an agreed per-ton amount of freight from specified loading port(s) to specified discharge port(s). In contrast to a time charter, the vessel owner is required to pay substantially all of the voyage expenses, including port costs, canal charges and bunkers expenses, in addition to the vessel operating expenses.
     • Time charter equivalent (TCE). The time charter equivalent, or TCE, equals voyage revenues minus voyage expenses divided by the number of operating days during the relevant time period, including the trip to the loading port. TCE is a non-GAAP, standard seaborne transportation industry performance measure used primarily to compare period-to-period changes in a seaborne transportation company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed during a specific period.

     • Adjusted EBITDA. We consider EBITDA to represent net earnings before interest, taxes, depreciation and amortization, unrealized gains or losses from changes in the value of derivatives and non-cash charges such as losses on debt extinguishment. Under the laws of the Marshall Islands, we are not subject to tax on international shipping income. However, we are subject to registration and tonnage taxes, which have been included in vessel operating expenses. Accordingly, no adjustment for taxes has been made for purposes of calculating Adjusted EBITDA. Adjusted EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by United States generally accepted accounting principles, or U.S. GAAP, and our calculation of Adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity performance and indebtedness.
PERFORMANCE INDICATORS
     The following performance measures were derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2009 and 2008, included elsewhere in this report. The historical data included below is not necessarily indicative of our future performance.
(All amounts in tables in thousands of United States dollars, except for fleet data)

	Three Months Ended
	March 31,	March 31,
	2009	2008
Adjusted EBITDA (1)	$11,919	$3,734
Fleet Data:
Average number of vessels (2)	9.00	5.11
Ownership days (3)	810	465
Available days (4)	810	465
Operating days (5)	809	386
Fleet utilization (6)	99.9%	83.0%
Average Daily Results:
Average TCE rate (7)	$20.334	$20.964
Vessel operating expenses (8)	4.295	7.004
Management fees (9)	512	1.043
General and administrative expenses(10)	880	1.474
Total vessel operating expenses (11)	$4.807	$8.047

(1)	Adjusted EBITDA reconciliation to net income:
Adjusted EBITDA represents net earnings before interest, taxes, depreciation and amortization and change in the fair value of derivatives and loss on debt extinguishment. Adjusted EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations, as determined by U.S. GAAP and our calculation of adjusted EBITDA may not be comparable to that reported by other companies. Adjusted EBITDA is included herein because it is an alternative measure of our liquidity, performance and indebtedness. The following is a reconciliation of adjusted EBITDA to net income:

	Three Months Ended
	March 31,	March 31,
	2009	2008
Net income	$6,197	$283
Depreciation and amortization	4,561	2,117
Change in derivatives fair value	(57)	702
Interest and finance cost	1,218	632

Adjusted EBITDA	$11,919	$3,734

(2)	Average number of vessels is the number of vessels that constituted our fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of our fleet during the period divided by the number of calendar days in the period.

(3)	Ownership days are the total number of days in a period during which the vessels in our fleet have been owned by us. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses that we record during a period.

(4)	Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues.

(5)	Operating days are the number of available days less the aggregate number of days that our vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(6)	We calculate fleet utilization by dividing the number of our fleet’s operating days during a period by the number of ownership days during the period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or other surveys.

(7)	TCE is a measure of the average daily revenue performance of a vessel on a per voyage basis. Our method of calculating TCE is consistent with industry standards and is determined by dividing operating revenues (net of voyage expenses and commissions) by operating days for the relevant time period. Voyage expenses primarily consist of port, canal and fuel costs that are unique to a particular voyage, which would otherwise be paid by the charterer under a time charter contract. TCE is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods:

	Three Months Ended
	March 31, 2009	March 31, 2008
Operating revenues	$17,556	$8,641
Voyage expenses and commissions	(1,106)	(549)

Net operating revenues	16,450	8,092
Operating days	809	386

Time charter equivalent daily rate	$20.334	$20.964

(8)	Average daily vessel operating expenses, which includes crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, is calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

	Three Months Ended
	March 31, 2009	March 31, 2008
Vessel operating expenses	$3,479	$3,257
Ownership days	810	465

Daily vessel operating expenses	$4.295	$7.004

(9)	Daily management fees are calculated by dividing total management fees paid on ships owned by ownership days for the relevant time period.

(10)	Average daily general and administrative expenses are calculated by dividing general and administrative expenses by operating days for the relevant period.

(11)	Total vessel operating expenses, or TVOE, is a measurement of our total expenses associated with operating our vessels. TVOE is the sum of daily vessel operating expense and daily management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.
Results of Operations
Three months ended March 31, 2009 as compared to the three months ended March 31, 2008
     REVENUES — Operating revenues for the three months ended March 31, 2009 were $17,556 compared to $8,641, an increase of $8,915 for the comparable period in 2008. Revenues increased primarily as a result of the operation of increased number of vessels owned.
     OPERATING EXPENSES — Vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, totaled $3,479 in the three months ended March 31, 2009 as compared to $3,257 in the three months ended March 31, 2008. This small increase of $222 in vessel operating expenses despite the considerable increase of the number of vessels owned to nine during the three-month period ended March 31, 2009 as compared to five vessels owned during the three-month period ended March 31, 2008 is a result of our monitoring of vessel operating expenses and the more efficient operation of our vessels which resulted from repairs completed in 2008 to bring the newly purchased vessels to our operational standards.
     Consequently, the total daily vessel operating expenses per vessel owned, including management fees, were $4,807 for the three months ended March 31, 2009 as compared to $8,047 for the comparable period in 2008, a decrease of 40.26%.
     VOYAGE EXPENSES AND COMMISSIONS — Voyage expenses, which include bunkers, cargo expenses, port expenses, port agency fees, tugs, extra insurance and various expenses, were $159 for the three months ended March 31, 2009, as compared to $89 for the three months ended March 31, 2008. All our vessels are under time charter contracts. The variation in voyage expenses reflects mainly the bunkers delivery — redelivery transactions on the time charter contracts which expired during the three-month period of 2009.
     For the three months ended March 31, 2009, commissions paid amounted to $947 as compared to $460 for the three months ended March 31, 2008. The commission fees represent commissions paid to Free Bulkers and unaffiliated third parties. Commissions paid to Free Bulkers equal 1.25% of gross hire or freight for vessels chartered through Safbulk, except for the M/V Free Hero and the M/V Free Maverick where the fee is 0.625%, commencing with the charters secured by it for the M/V Free Envoy and the M/V Free Destiny in March 2007. This agreement is for an initial one-year term and renews automatically until terminated by either party, with or without cause, upon one month’s notice. The increase of $487 over the three months ended March 31, 2009 as compared to the same period in 2008 relate directly to the increase in charter revenues in the respective period.
     DEPRECIATION AND AMORTIZATION — For the three-month period ended March 31, 2009, depreciation expense totaled $4,280 as compared to $2,015 for the same period in 2008. The increase in depreciation expense resulted from the growth of our fleet from an average of five to an average of nine vessels and the related investment in fixed assets. For the three-month period ended March 31, 2009, amortization of dry-dockings and special survey costs totaled $80 and $201 respectively, an increase of $28 and $151, respectively, over the expenses reported in the comparable period of 2008. During the period ending March 31, 2008 there were no vessels undergoing dry-docking and special survey. However, three vessels underwent their drydocking and special surveys in the last three quarters of 2008. As a result, amortization of deferred dry-dockings and special survey costs was increased for the period ending March 31, 2009.

     For the three-month period ended March 31, 2009, back-log asset amortization, which was due to the acquisition of the M/V Free Maverick with a purchase price below the market but with an attached time charter above the market, was $680. During the comparable period in 2008, we did not have any back-log asset amortization expense.
     MANAGEMENT FEES — Management fees for the three months ended March 31, 2009 totaled $415, as compared to $485, which included $360 of management fees and $125 for accounting services, for the comparable period in 2008. The increase in management fees from $360 to $415 resulted from the fees paid in connection with the increased number of vessels under the technical management by our affiliate, Free Bulkers. Pursuant to the management agreements related to each of our current vessels, we pay Free Bulkers a monthly management fee equal to $15 per vessel (based on the rate of $1.30 per Euro) from the date of the relevant purchase memorandum of agreement. In addition, we reimburse at cost the travel and other personnel expenses of the Free Bulkers staff, including the per diem paid by Free Bulkers, when Free Bulkers’ employees are required to attend our vessels at port, both prior to and after taking delivery. These agreements have no specified termination date. We anticipate that Free Bulkers would manage any additional vessels that we may acquire in the future on comparable terms.
     GENERAL AND ADMINISTRATIVE EXPENSES — General and administrative expenses, which include, among other things, management remuneration, legal, audit, audit related expense, international safety code compliance expenses, travel expenses, communications expenses, accounting and financial reporting fess, totaled $712 for the three months ended March 31, 2009 as compared to $545 for the three months ended March 31, 2008. The difference was primarily due to the change of the classification of accounting and financial reporting fees account from “management fees” to “general and administrative expenses” account.
     STOCK-BASED COMPENSATION EXPENSE — For the three months ended March 31, 2009, compensation cost totaled $3 as compared to $27 for the three months ended March 31, 2008. Compensation costs reflect non-cash, equity-based compensation of our executive officers valued by the Black Scholes fair value method as of the date such options were granted. As of March 31, 2009, there was $22 of total unrecognized compensation cost related to non-vested option-based compensation arrangements granted under the Company’s stock option plan. The cost is expected to be recognized over a weighted-average period of 2.25 years. No options vested during the period ended March 31, 2009.
     FINANCING COSTS — For the three months ended March 31, 2009, financing costs were $1,232, an increase of $316 from the $916 in the three months ended March 31, 2008. Our financing costs represent primarily the interest paid, the amortized financing fees in connection with the bank loans used for the acquisition of our vessels, and the interest differential paid under the interest rate swap contracts (see also Note 7 to our unaudited interim condensed consolidated financial statements). The increase in financing costs resulted from the increase in interest payable to our banks in connection with the loan covenant waiver request.
     The amortization of financing costs for the three-month period ended March 31, 2009 totaled $134 or an increase of $73, over the amortized expenses reported in the comparable periods of 2008. The increase was mainly due to the amortized portion of the finance costs related to the HBU overdraft facility IV.
     NET INCOME — Net income for the three months ended March 31, 2009 was $6,197 as compared to $283 for the three months ended March 31, 2008. The substantial increase in net income for the three-month period resulted primarily from increased revenues due to the increased number of operating vessels.
Liquidity and Capital Resources
     We have historically financed our capital requirements from equity provided by our shareholders, operating cash flows and long-term borrowings. We have primarily used our funds for capital expenditures to acquire and maintain our fleet, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, make principal repayments on outstanding loan facilities, and payment of dividends. We expect to continue to rely upon operating cash flows, long-term borrowings, and the working capital available to us, as well as possible future equity financings, to fund our future operations and possible growth. In addition, to the extent that the options and warrants currently issued are subsequently exercised, the proceeds from those exercises would provide us with additional funds.

     Because of the recent global economic downturn that has affected the international dry bulk industry we may not be able to obtain financing either from new credit facilities or the equity markets. Therefore, in the first quarter of 2009, our board of directors has suspended the payment of dividends, so as to retain cash from operations to fund our working capital needs, to service our debt and to fund possible vessel acquisitions depending on market conditions and opportunities. We believe that this suspension will enhance our future flexibility by permitting cash flow that would have been devoted to dividends to be used for opportunities that may arise in the current marketplace.
     The dry bulk carriers we owned had an average age of 14 years as of March 31, 2009. We estimate the useful life of our vessels to be 27 years. However, economics, rather than a set number of years, determines the actual useful life of a vessel. As a vessel ages, the maintenance costs rise particularly with respect to the cost of surveys. So long as the revenue generated by the vessel sufficiently exceeds its maintenance costs, the vessel will remain in use. If the revenue generated or expected future revenue does not sufficiently exceed the maintenance costs, or if the maintenance costs exceed the revenue generated or expected future revenue, then the vessel owner usually sells the vessel for scrap.
     The M/V Free Destiny, which is 26.7 years old, underwent its scheduled dry-dock and special survey in October/November 2007 and its next intermediate dry-docking is scheduled for the third quarter 2010. The M/V Free Envoy, which is 25.1 years old, completed its special survey dry-docking on June 30, 2008 and its next intermediate dry-docking is scheduled for 2011. If future dry-docking surveys do not require us to make extensive capital outlays to keep the vessels profitably operating, we will continue the operation of M/V Free Destiny and the M/V Free Envoy and will extend their estimated useful lives; otherwise, it is likely that these vessels will be disposed of and replaced by more recently built vessels.
     Our business is capital intensive and our future success will depend on our ability to maintain a high-quality fleet through the timely acquisition of additional vessels and the possible sale of selected vessels. Such acquisitions will be principally subject to management’s expectation of future market conditions as well as our ability to acquire dry bulk carriers on favorable terms and secure partial financing at appropriate terms.
Cash Flows
     Cash and cash equivalents decreased to $3,189 as of March 31, 2009, compared to $32,785 as of March 31, 2008. We consider highly liquid investments such as time deposits with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are primarily held in U.S. dollars. The decrease was attributable to the acquisition of four additional newer built vessels in 2008: the Handysize vessels the M/V Free Knight on March 19, 2008 for the purchase price of $39,250, and the M/V Free Impala on April 2, 2008 for a purchase price of $37,500; the Handymax vessel the M/V Free Lady on July 7, 2008 for a purchase price of $65,200; and the Handysize vessel the M/V Free Maverick on September 1, 2008 for a purchase price of $39,600. These acquisitions were partly financed by bank debt and the remainder of the purchase prices were paid from our available cash on hand.
     OPERATING ACTIVITIES — Net cash from operating activities increased by $10,250 for the three months ended March 31, 2009, as compared to ($1,547) for the three months ended March 31, 2008. This is attributable to the increased revenues due to the increased number of operating vessels.
     INVESTING ACTIVITIES — The Group has not been engaged into any investing activities during the three months ended March 31, 2009 as compared to $49,974 associated with the acquisition of the M/V Free Knight on March 19, 2008 for the purchase price of $39,250, and the advance of $10,270 used for the acquisition of the M/V Free Impala on April 2, 2008 for a purchase price of $37,500.
     FINANCING ACTIVITIES — The cash used in financing activities during the three months ended March 31, 2009 was $8,892 as compared to cash provided by $24,542 from financing activities for the three months ended March 31, 2008, a net decrease of $33,434 attributable mainly to the proceeds from the HBU rollover eight-year loan facility we utilized for the purchase of the M/V Free Knight.

Long-Term Debt
     We and our subsidiaries have obtained financing from affiliated and unaffiliated lenders for our vessels.
     On August 12, 2008, the Company amended the credit facility of January 21, 2008 with Hollandsche Bank — Unie (“HBU”), and was granted a new credit facility of $34,600 from HBU in addition to the then-outstanding facility of $32,125. The breakdown of the facility amount of $66,725 is as follows: (i) the pre-existing overdraft facility I in the outstanding amount of $2,500; (ii) an unused overdraft facility II in the amount of $1,375, the availability of which will be reduced quarterly by $125 beginning three months after the first draw down date; (iii) an overdraft facility III in the amount of $3,000 which can be drawn down when the overdraft facility IV has been repaid and, except for earlier alteration the limit of the overdraft facility III, will be reduced to zero on April 1, 2016; (iv) an overdraft facility IV in the amount of $34,600, which has been used to finance a portion of the purchase price of the M/V Free Maverick; and (v) the then-outstanding amount of $25,250 of the rollover eight-year loan facility, the principal amount of which was $27,000. The $27,000 was drawn on March 18, 2008 to finance a portion of the purchase price of the M/V Free Knight.
     As of March 31, 2009, the outstanding loan balances under the amended HBU facility amounts to $20,000 for the M/V Free Knight, $29,600 for the M/V Free Maverick and $0 for the M/V Free Destiny. The remaining undrawn availability as of March 31, 2009 amounted to $1,000.
     In March 2009, we and HBU entered into a term sheet pursuant to which HBU agreed to refinance the balloon payment due on August 1, 2009 on overdraft facility IV amounting to $27,100 with a new 3.5 year facility which is payable as follows: 13 installments of $600 beginning on August 1, 2009 and one balloon payment of $19,300 on November 1, 2012. The new facility bears interest at the rate of 3.00% above LIBOR, which will be increased by a “liquidity premium,” to be determined on August 1, 2009. The existing conditional HBU overdraft facility III amounting to $3,000 has been terminated upon the refinancing of the balloon payment in August 2009. In addition, HBU has amended the existing value to loan covenants to be set forth in the loan agreement that we and HBU will enter into in accordance with the term sheet. See “—Loan Agreement Covenants and Waivers.”
     Credit Suisse has provided us with a $91,000 rollover loan facility in two tranches; (i) Tranche A of $48,700, for the refinancing of the M/V Free Hero, the M/V Free Goddess and the M/V Free Jupiter, which replaced previous financings of $68,000 by HSH Nordbank under its senior loan and by BTMU Capital Corporation under its original $21,500 junior loan; and (ii) Tranche B of $42,300 for partly financing the acquisition of the M/V Free Lady acquired on July 7, 2008. As of March 31, 2009, the aggregate amount outstanding under the Credit Suisse facility is $79,250. On March 23, 2009, in connection with the waiver of certain loan covenants, Credit Suisse increased the interest payable from March 23, 2009 to March 31, 2010 to 2.25% above LIBOR.
     We have obtained a loan of $26,250 from First Business Bank S.A. of Greece (“FBB”) to partially finance the acquisition of the M/V Free Impala, which as of March 31, 2009 had an outstanding balance of $24,000. On March 17, 2009, in connection with the waiver of certain loan covenants, FBB increased the interest payment to 2.00% above LIBOR.
     As of June 01, 2009, the total indebtedness of the Company is $147,600.
     All of the above credit facilities bear interest at LIBOR plus a margin, ranging from 2.00% to 3.00%, and are secured by mortgages on the financed vessels and assignments of vessels’ earnings and insurance coverage proceeds. They also include affirmative and negative financial covenants of the borrowers, including maintenance of operating accounts, minimum cash deposits and minimum market values. Each borrower is restricted under its respective loan agreement from incurring additional indebtedness or changing the vessels’ flag without the lender’s consent, and distributing earnings only in case of default under any credit agreement.

     Loan Agreement Covenants and Waivers
     Our loan agreements contain various financial covenants that require us to, among other things:
     • maintain the value of the security that we provide to our lenders, generally known as value to loan, in ratios ranging from 130% to 147%, such that if the market value of our vessels or other assets pledged as security declines below the required value, we are obligated to post additional collateral within a specified period of time to cover the amount of the shortfall or prepay a portion of the outstanding loan such that the value to loan ratio is within the required ratio;
     • maintain minimum cash balances per mortgaged vessel;
     • the leverage ratio of the corporate guarantor will not at any time exceed 68%;
     • maintain the ratio of EBITDA, which is the Company’s consolidated pre-tax profits before interest, taxes, depreciation and amortization, over Net Interest Expenses, which is the interest paid net of any interest rate hedge agreements at greater than 3x;
     • maintain corporate liquidity, also known as available cash, to at least $3,000;
     If we are not in compliance with the covenants in our loan agreements such as the ones identified above, including due to a sharp decline in the market value of our vessels, we may be at risk of default under our loan agreements. If we default, our lender would have the option of accelerating our loan, meaning that we could be required to immediately pay the amount due on our loan including accrued interest. If we were unable to pay the accelerated indebtedness due, or to refinance under our loan agreements, our lenders may foreclose on their liens, in which case we would lose vessels in our fleet.
     We may need to seek permission from our lenders in order to engage in some corporate actions that would otherwise put us at risk of default. Any declines in the market value of our vessels and in the dry bulk charter market may increase our risk of default under the covenants described above. Our lenders’ interests may be different from ours and we may not be able to obtain our lenders’ permission or waivers when needed. This may limit our ability to continue to conduct our operations, pay dividends to you, finance our future operations, make acquisitions or pursue business opportunities.
     As of March 31, 2009, we have obtained the following waivers:
     On March 20, 2009, HBU agreed to waive any breach of the 70% loan to value ratio in our existing credit agreements during the period from October 1, 2008 through July 1, 2010. A new value to loan covenant will be added in the existing credit agreement, as well as the credit agreement for the new $27,100 loan, and will be as follows:
     • 100% commencing July 1, 2010
     • 110% commencing July 1, 2011
     • 120% commencing July 1, 2012
     • 125% commencing December 31, 2012
     In addition, commencing March 1, 2009, interest due on the continuing term loan and overdraft facilities will increase from 1.30% above LIBOR to 2.25% above LIBOR. Interest will decrease to 1.30% above LIBOR at such time as we meet the originally agreed loan to value ratio of 70%.
     On March 23, 2009, Credit Suisse agreed to waive any breach of the 135% value to loan covenant from October 1, 2008 until March 31, 2010. In consideration of the waiver, we have agreed to a prepayment of $5,000 on July 31, 2009. In addition, from March 23, 2009 until March 31, 2010, the interest payable on the loan shall increase to 2.25% above LIBOR from 1.25% above LIBOR.
     On March 17, 2009, FBB agreed to waive any breach of the 130% value to loan covenant for the mortgaged vessel and any breach of our ratio of total liabilities to total assets from January 1, 2009 until January 1, 2010. Further, FBB has confirmed that no event of default had occurred as of December 31, 2008. Effective as January 1, 2009, the interest payable increased from 1.375% above LIBOR to 2.00% above LIBOR.

     The table below presents the repayment schedule of the outstanding debt under the above credit facilities as of March 31, 2009 and subsequently.

(in $000’s)	Long-term debt repayment due by period
					More than
	Total	Up to 1 year	1 – 3 years	3 – 5 years	5 years
HBU	$49,600	$7,300	$10,800	$26,500	$5,000
CREDIT SUISSE	79,250	13,000	16,000	16,000	34,250
FBB	24,000	3,000	6,000	6,000	9,000

As of March 31, 2009	$152,850	$23,300	$32,800	$48,500	$48,250

Critical Accounting Policies
     The discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America, or U.S. GAAP. The preparation of those financial statements requires us to make estimates and judgments that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies that involve a high degree of judgment and the methods of their application.
     Impairment of long-lived assets. We evaluate the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, we review certain indicators of potential impairment, such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. We determine undiscounted projected net operating cash flows for each vessel and compare it to the vessel carrying value. In the event that the undiscounted projected cash flows do not exceed the recorded amount, we would determine the fair value of the related asset and we would record a charge to operations calculated by comparing the asset’s carrying value to the estimated fair market value. We estimate fair market value primarily through the use of valuations performed on an individual vessel basis.
     During the first quarter of fiscal 2009, we concluded that events occurred and circumstances had changed, which may indicate the existence of potential impairment of our long-lived assets. These indicators included a significant decline in our stock price, continued deterioration in the spot market, and the related impact of the current worldwide economic conditions on our expectation for future revenues. As a result, we performed an interim impairment assessment of long-lived assets. Unless these indicators improve, it is likely we will be required to perform an interim impairment analysis in future quarters.
     The interim testing was a review of the undiscounted projected net operating cash flows for each vessel compared to the carrying value. The significant factors and assumptions we used in our undiscounted projected net operating cash flow analysis included: earnings, depreciation, dry-docking costs, and average daily operating expenses of $4,100 with an increase factor of 2.5% each year. Earnings assumptions were based on time charter rates, spot market rates, FFA rates through 2012 and 10 years of historical charter rates, adjusting for the current economic assumptions. The assumed charter rates ranged from $8,000 to $14,900 and $23,000 for Handysize and Handymax vessels, respectively. Our assessment concluded that step two of the impairment analysis was not required and no impairment of vessels existed as of March 31, 2009, as the undiscounted projected net operating cash flows exceeded the carrying value. A material impairment charge would occur for certain vessels if the forecasted charter rates were to range from $6,000 to $8,000 until 2012 and were less than $14,900 from 2013 onwards until the remaining lives of the vessels.
     Although we believe our underlying assumptions supporting this assessment are reasonable, if charter rate trends and the length of the current market downturn vary significantly from our forecasts, we may be required to perform step two of the impairment analysis in the future. Therefore, there can be no assurances that we would not have material impairment charges in the future.

     Depreciation. We record the value of our vessels at their cost (which includes acquisition costs directly attributable to the vessel and expenditures made to prepare the vessel for its initial voyage) less accumulated depreciation. We depreciate each of our vessels on a straight-line basis over its estimated useful life, which during fiscal 2007 was estimated to be 27 years from date of initial delivery from the shipyard for all of our vessels. We believe that a 27-year depreciable life is consistent with that of other shipping companies. Depreciation is based on cost less the estimated residual scrap value. Furthermore, we estimate the residual values of our vessels to be $250 per lightweight ton as of December 31, 2008, which we believe is common in the shipping industry. An increase in the useful life of the vessel or in the residual value would have the effect of decreasing the annual depreciation charge and extending it into later periods. A decrease in the useful life of the vessel or in the residual value would have the effect of increasing the annual depreciation charge. See “Liquidity and Capital Resources” for a discussion of the factors affecting the actual useful lives of our vessels. However, when regulations place limitations on the ability of a vessel to trade on a worldwide basis, the vessel’s useful life is adjusted to end at the date such regulations become effective.
     Deferred dry-dock and special survey costs. Our vessels are required to be dry-docked approximately twice in any 60-month period for major repairs and maintenance that cannot be performed while the vessels are operating. The vessels are required to undergo special surveys every 60 months that occasionally coincide with dry-docking due dates, in which case the procedures are combined in a cost-efficient manner. We follow the deferral method of accounting for special survey and dry-docking costs, whereby actual costs incurred are deferred and amortized on a straight line basis over the period through the date the next dry-docking or special survey becomes due. If a special survey or dry-docking is performed prior to the scheduled date, the remaining unamortized balances are immediately written off.
     Costs capitalized as part of the dry-dock include all work required by the vessel’s classification societies, which may consist of actual costs incurred at the dry-dock yard, including but not limited to, dry-dock dues and general services for vessel preparation, coating of water ballast tanks, cargo holds, steelworks, piping works and valves, machinery work and electrical work.
     All work that may be carried out during dry-dock time for routine maintenance according to our planned maintenance program and not required by the vessel’s classification societies are not capitalized but expensed as incurred. Unamortized dry-docking costs of vessels that are sold are written off and included in the calculation of resulting gain or loss in the year of the vessel’s sale.
     Accounting for revenues and expenses. Revenues and expenses resulting from each time charter are accounted for on an accrual basis. Time charter revenues are recognized on a straight-line basis over the rental periods of such signed charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. Time charter revenues received in advance are recorded as a liability until charter service is rendered.
     Vessel operating expenses are accounted for on an incurred basis. Certain vessel operating expenses payable by us are estimated and accrued at period end.
     We generally enter into profit-sharing arrangements with charterers, whereby we may receive additional income equal to an agreed upon percentage of net earnings earned by the charterer, where those earnings are over the base rate of hire, to be settled periodically, during the term of the charter agreement. Revenues generated from profit-sharing arrangements are recognized based on the amounts settled for a respective period.
     Insurance claims. Insurance claims comprise claims submitted and/or claims in the process of compilation or submission (claims pending) relating to hull and machinery or protection and indemnity insurance coverage. The insurance claim recoveries receivable are recorded, net of any deductible amounts, at the time when the fixed asset suffers the insured damages and the damage is quantified by the insurance adjuster’s preliminary report or when crew medical expenses are incurred and management believes that recovery of an insurance claim is probable. The non-recoverable amounts are classified as operating expenses in our statement of operations. Probability of recovery of a receivable is determined on the basis of the nature of the loss or damage covered by the policy, the history of recoverability of such claims in the past and the receipt of the adjuster’s preliminary report on the quantification of the loss. We pay the vendors involved in remedying the insured damage, submit claim documentation and upon collection offset the receivable. The classification of insurance claims (if any) into current and non-current assets is based on management’s expectations as to their collection dates.

Recent Accounting Pronouncements
     In December 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 160 “Non-controlling Interests in Consolidated Financial Statement-amendments of ARB No. 51.” SFAS No. 160 states that accounting and reporting for minority interests will be recharacterized as non-controlling interests and classified as a component of equity. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS No. 160 applies to all entities that prepare consolidated financial statements, except not-for-profit organizations, but will affect only those entities that have an outstanding non-controlling interest in one or more subsidiaries or that deconsolidate a subsidiary. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after December 15, 2008, which corresponds to our year beginning January 1, 2009. The adoption of SFAS No. 160 did not have any impact on our consolidated financial statements.
     In March 2008, the FASB issued SFAS No. 161 “Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.” SFAS No. 161 changes the disclosure requirements for derivative instruments and hedging activities. Entities are required to provide enhanced disclosures about (a) how and why and entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. This statement encourages, but does not require, comparative disclosures for earlier periods at initial adoption. The adoption of SFAS No. 161 did not have any effect on the financial condition, results of operations or liquidity of the Company.
     In April 2008, FASB issued FASB FSP No. 142-3 “Determination of the useful life of intangible assets.” This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142 “Goodwill and Other Intangible Assets.” The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under Statement 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS No. 141 (R), “Business Combinations,” and other U.S. GAAP. This FSP will be effective for FreeSeas for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early adoption is prohibited. The adoption of FSP No. 142-3 did not have any effect on the consolidated financial statements of FreeSeas.
     In October 2008, the FASB issued FSP No. 157-3, which clarifies the application of SFAS No. 157 “Fair Value Measurements” in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. This FSP applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate (“FASB Statement No. 154 “Accounting changes and Error Corrections,” paragraph 19). The disclosure provisions of SFAS No. 154 for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. The application of FSP No. 157-3 did not have a material effect on the consolidated financial statements of FreeSeas.
Changes in Auditors
     Effective April 30, 2009, our Audit Committee approved, and the full Board of Directors ratified, the appointment of Ernst & Young as our independent registered public accounting firm for the fiscal year ending December 31, 2009, replacing PricewaterhouseCoopers, S.A. (“PWC”).
     The decision to change auditors is not a result of any disagreements with PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. PWC’s report on our financial statements for the year ended December 31, 2008, did not contain an adverse opinion or a disclaimer of opinion nor was such report qualified or modified as to uncertainty, audit scope or accounting principles.

RISK FACTORS
     In addition to the disclosure of the risk factors in our Form 20-F for the year ended December 31, 2008, we are subject to the following material risks:
Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
     Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and in the Gulf of Aden off the coast of Somalia. Throughout 2008 the frequency of piracy incidents has increased significantly, particularly in the Gulf of Aden off the coast of Somalia, with dry bulk vessels and tankers particularly vulnerable to such attacks. For example, in November 2008, the Sirius Star, a tanker vessel not affiliated with us, was captured by pirates in the Indian Ocean while carrying crude oil estimated to be worth $100.0 million. If these piracy attacks result in regions in which our vessels are deployed being characterized as “war risk” zones by insurers, as the Gulf of Aden temporarily was in May 2008, or as “war and strikes” listed areas by the Joint War Committee, premiums payable for such coverage could increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including due to employing onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention of any of our vessels, hijacking as a result of an act of piracy against our vessels, or an increase in cost, or unavailability, of insurance for our vessels, could have a material adverse impact on our business, financial condition, results of operations and ability to pay dividends in the future.
Due to the fact that the market value of our vessels may fluctuate significantly, we may incur losses when we sell vessels or we may be required to write down their carrying value, which may adversely affect our earnings.
     The fair market values of our vessels have generally experienced high volatility. Market prices for second-hand dry bulk vessels have recently been at historically high levels. You should expect the market values of our vessels to fluctuate depending on general economic and market conditions affecting the shipping industry and prevailing charter hire rates, competition from other shipping companies and other modes of transportation, the types, sizes and ages of our vessels, applicable governmental regulations and the cost of newbuildings.
     If a determination is made that a vessel’s future useful life is limited or its future earnings capacity is reduced, it could result in an impairment of its value on our financial statements that would result in a charge against our earnings and the reduction of our shareholders’ equity. If for any reason we sell our vessels at a time when prices have fallen, the sale may be less than the vessels’ carrying amount on our financial statements, and we would incur a loss and a reduction in earnings.
We may not have adequate insurance to compensate us adequately for damage to, or loss of, our vessels.
     We procure hull and machinery insurance, protection and indemnity insurance, which includes environmental damage and pollution insurance and war risk insurance for our fleet. We currently maintain insurance against loss of hire for seven of our vessels, which covers business interruptions that result in the loss of use of a vessel. We can give no assurance that we are adequately insured against all other risks. We may not be able to obtain adequate insurance coverage for our fleet in the future. Our insurance policies contain deductibles for which we will be responsible and limitations and exclusions which may increase our costs. We cannot assure that the insurers will not default, or challenge, on any claims they are required to pay. If our insurance is not enough to cover claims that may arise or if our insurer denies a claim, we may not be able to repair any damage to our vessels or replace any vessel that is lost or may have to use our own funds for those purposes, thereby reducing our funds available to implement our business strategy.